

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 18, 2008

Mr. Patrick de la Chevardière
Chief Financial Officer
TOTAL S.A.
2, place de la Coupole
La Défense 6
92400 Courbevoie
France

> **Re:** **TOTAL S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed April 2, 2008**
> **Form 6-K Filed October 16, 2008**
> **Response Letter Dated October 29, 2008**
> **File No. 1-10888**

Dear Mr. de la Chevardière:

We have reviewed your filings and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 6-K Filed October 16, 2008

1. We make reference to your press release of September 4, 2008, filed as Exhibit 99.3 to the company's 6-K filed on October 16, 2008. The press release announces that Total signed three oil and gas agreements with Syria. With respect to the first agreement, please advise us whether or not Total paid a signing bonus or made other payments to Syria to extend the Deir Ez Zor oil license, and if so, how much. With respect to the second agreement, please advise us of the anticipated cost to Total to enhance the output from the Tabiyeh gas and condensate field. With respect to the third agreement, please advise us how much Total intends to invest in the strategic partnership and describe for us the nature and scope of any products, technologies, equipment, components, and services you intend to provide to the strategic partnership. Finally, in the press release there is a reference to the Group's production of 29,000 barrels per day in 2007.

Mr. Patrick de la Chevardière
TOTAL S.A
December 18, 2008
Page 2

On page 7 of your 20-F you make reference to a daily production in Syria of 15 kboe/d. Please tell us the reason for the different amounts reported.

<u>Closing Comments</u>

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Laura Nicholson at (202) 551-3584, or Tim Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Richard Asthalter, Esq.